Gammon Lake Resources Inc.
Management Discussion and Analysis
For the three months ended March 31, 2007

May 10, 2007

This management discussion and analysis is made as of May 10, 2007, and should be read in conjunction with the consolidated financial statements of Gammon Lake Resources Inc. ("the Company") for the year ended December 31, 2006, including all accompanying notes to the financial statements. The term "Feasibility Study" is used to define the Kappes, Cassidy and Associates feasibility study published in November, 2004. Results are presented in US dollars, unless otherwise stated. During the quarter, the Company changed its functional currency from Canadian dollars to US dollars. Statements contained in the MD&A are subject to the risks and uncertainties identified in the Forward-Looking Statements portion of this document.

The Company is a growth-oriented public gold and silver production and exploration company listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS). The Company completed construction of its Ocampo mine, and announced commercial production in January, 2007. The Company was producing during the construction and commissioning period in 2006. In 2006, the Company acquired Mexgold Resources Inc. 2007 is the Company's first full year of commercial production. The results of operations for 2007 will differ from previous periods as the Company realizes revenue from its operations, and is now a mid-tier producer.

2007 Highlights

  Records best quarter in Company history with production of 36,801 gold ounces and 1,599,888 silver ounces or 70,170 gold equivalent ounces
  Records revenues from mining operations of $43 million
  Appoints Mr. Russell Barwick as CEO, April 2007
  Announces drill results from yearly exploration drill program at El Cubo mine, January 2007
  Reports high-grade discoveries in new areas of the Ocampo Underground mine, January 2007
  Declares commercial production at Ocampo Mine, January 2007

Further details on the history of the Company, its mineral properties and the risk factors associated with respect to the Company can be found under the Company's associated documents including its Annual Information Form at www.sedar.com or on the Company's website at www.gammonlake.com

Outlook, Vision and Strategy

Gammon's outlook and growth strategy is to increase its production profile and reserve base by:

  actively pursuing a potential second Underground Mine in Ocampo expansion opportunities at Ocampo Open Pit mine, Ocampo Underground mine and El Cubo Underground mine advancing exploration activities at both Ocampo and El Cubo with commitment to a $8 million drill program, including 42,000 metres at Ocampo and 30,000 metres at El Cubo in 2007

During 2006, the Company was focused on completing construction at the Ocampo mine. With construction substantially complete, the Company is now focused on increasing its production profile to 280,000 gold ounces and 15,000,000 silver ounces in 2009 and beyond.

Gammon Lake Resources Inc.
Management Discussion and Analysis
For the three months ended March 31, 2007

Summary of first quarter 2007

Statements in this section are subject to the risks and uncertainties identified in the Forward-Looking Statements portion of this document.

The first quarter of 2007 represented the Company's first full quarter of commercial production. The Company was pleased to report production of 36,801 gold ounces, and 1,599,888 silver ounces, or 70,170 gold equivalent ounces. During the quarter, the Company sold 35,737 gold ounces and 1,440,064 silver ounces resulting in a Company record quarter for both production and sales. Revenues for the quarter were $43 million.

Production costs were an anomaly to what the Company expects in the future. The Company's accounting policy on inventory provides that current mining costs, including applicable overhead, depreciation, depletion and amortization relating to mining operations are removed at the average cost per recoverable ounce of gold and or silver. During 2006, the Company incurred significant costs related to the commissioning period which were allocated accordingly to ore in process and ore stockpiles. As a result, it impacted the carrying value of inventory which was being held at realizable values of gold and silver prices at December 31, 2006. As a result, a higher weighted average cost is being applied to the ore in process and subsequent production costs as the ore is transferred to finished goods. The Company also encountered reduced output from the crushing and heap leach pad facilities during the first quarter due to repairs and maintenance and weather related issues, and as a result the Company expensed the fixed costs associated with the reduced output in the first quarter. As a result, $5.7 million was transferred to production costs from inventory, and $2.4 million of overheads were expensed as a result of lower than planned output and had the impact of inflating Ocampo non-GAAP cash cost per gold equivalent ounce by $162.

The Company started the first quarter at full commercial run rates of production in Ocampo, however the sustainability proved to be a challenge due to repairs to the crushing facility, and some unusual snowfall through the Sierra Madre resulting in delays of critical consumables to the site. During the first quarter, the Ocampo mine produced 28,877 gold ounces and 1,221,229 silver ounces, or 54,498 gold equivalent ounces. The El Cubo mine produced 7,924 gold ounces and 378,659 silver ounces, or 15,672 gold equivalent ounces.

The Ocampo Open Pit mined 1,064,496 tonnes of ore at a 2.41:1 strip ratio. The Company stacked 708,496 tonnes of ore with a weighted average grade of 0.69 grams per tonne gold and 26.82 grams per tonne silver. Work continues on installing a fourth crusher in Ocampo in order to allow the Company to increase its output from the crushing unit. The Company expects to finalize completion of this work in Q3 2007. The recoveries on the heap leach pad continue to improve. The Company has faced slower recovery times for silver, and at year end had only recovered 26% of the silver placed on the pad and 51% of the gold placed on the pad. At March 31, 2007, the Company had recovered 54% of the silver placed on the pad and 70% of the gold, which evidences that recoveries are nearing expected levels.

The Ocampo Mill processed 116,664 tonnes of ore at a weighted average grade of 3.45 grams per tonne gold and 193.40 grams per tonne silver. The output from the Mill has been near capacity of 1,500 tonnes per day, with downtime related to minor repairs and maintenance issues and abnormal weather related issues in January. Recovery levels have approximated feasibility study levels of 96% on gold, and 93% on silver. At March 31, 2007, there were 1,063 gold ounces and 159,824 silver ounces in process.

During the first quarter, the El Cubo mine produced 7,924 ounces of gold and 378,659 ounces of silver, or 15,672 gold equivalent ounces. The mill processed 122,779 tonnes of ore at a weighted average grade of 2.45 grams per tonne gold and 115.96 grams per tonne silver. The Company is focused on grade control issues to minimize dilution, as well as advancing exploration targets towards higher grade mineralization zones. Because of the availability of economic ore from old mine stopes, the Company commenced processing ore through the 2,200 tonne per day mill at Las Torres.

Subsequent to the first quarter, the Company announced that Mr. Russell Barwick had joined the Company as Chief Executive Officer and a member of the Board of Directors. Mr. Barwick is a seasoned executive and mining engineer with extensive experience developing and operating mining operations. Mr. Barwick has held Senior level positions with several large mining companies, and was most recently the Executive Vice-President and Chief Operating Officer of Wheaton River Minerals and Goldcorp Inc.

Gammon Lake Resources Inc.
Management Discussion and Analysis
For the three months ended March 31, 2007

In April, 2007 the Company filed a short-form prospectus relating to the public offering of 10,000,000 common shares in the United States and Canada for total gross proceeds of C$200,000,000. The proceeds of the funds were used to pay down the existing $120,000,000 debt facility with Scotia Capital and Societe Generale. The Company will aggressively pursue expansion opportunities that exist for Ocampo and El Cubo, with a focus on increasing resource and reserves, and completion of a pre-feasibility study for a potential second underground mine at Ocampo.

The Company has been very successful in the past with its exploration programs, and has committed US$8 million to an exploration program for 2007. The Company believes the Ocampo, El Cubo and Guadalupe y Calvo properties hold positive future exploration potential.

The Company's average price for sale of gold during the quarter was US$653.63 per ounce and US$13.45 per ounce of silver. The Company is entirely unhedged for its future production enabling it to fully participate in higher gold/silver prices.

Quarterly Financial Review

SELECTED QUARTERLY	FOR THE QUARTER ENDED
INFORMATION
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	31-Mar-07	31-Dec-06	30-Sept-06	30-June-06

Revenue from mining operations	$43,499,914	$34,955,976	$16,455,599	$11,759,827
Production costs	$37,440,418	$18,160,246	$12,697,872	$3,982,809
Gold ounces sold	35,737	33,866	17,112	13,672
Silver ounces sold	1,440,064	1,138,986	435,554	251,155
Average realized gold price – US$	$653.63	$608.53	$604.42	$615.97
Average realized silver price – US$	$13.45	$12.54	$11.88	$11.45
Net loss	($10,261,880)	($3,416,403)	($15,115,410)	($2,181,169)
Net loss per share, basic and diluted (1)	($0.10)	($0.05)	($0.18)	($0.02)
Cash used in operations	($9,260,068)	$6,033,681	($16,323,982)	($1,811,760)
Total cash costs (per gold equivalent	$575	$318	$502	$219
ounce) - US$(2)
Cash dividends declared	Nil	Nil	Nil	Nil

SELECTED QUARTERLY	FOR THE QUARTER ENDED
INFORMATION
	Three months	Three months	Two months	Three months
	ended	ended	ended	ended
	31-Mar-06	31-Dec-05	30-Sept-05	31-July-05

Revenue from mining operations	$1,890,990	-	-	-
Production costs	$3,148,340	-	-	-
Gold ounces sold	2,827	-	-	-
Silver ounces sold	62,629	-	-	-
Average realized gold price – US$	$560.58	-	-	-
Average realized silver price – US$	$10.50	-	-	-
Net loss	($4,686,325)	($8,640,737)	($1,233,593)	($2,879,278)
Net loss per share, basic and diluted (1)	($0.05)	($0.12)	($0.02)	($0.04)
Cash used in operations	($7,603,392)	$1,122,185	($4,457,904)	($2,785,269)
Total cash costs (per gold equivalent	-	-	-	-
ounce) - US$(2)
Cash dividends declared	Nil	Nil	Nil	Nil

1) Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis, as all factors which were considered in the calculation are anti-dilutive.

2) The Company did not report cash costs in Q1 2006

Gammon Lake Resources Inc.
Management Discussion and Analysis
For the three months ended March 31, 2007

Review of First Quarter Financial Results:

The Company's net loss in the first quarter was $12,323,415 on revenue from mining operations of $43,499,914 (March 31, 2006 - $1,890,990). The Company sold 35,737 ounces of gold and 1,440,064 ounces of silver in Q1 2007 on production of 36,801 ounces of gold and 1,599,888 ounces of silver, or 70,170 gold equivalent ounces. During the same period last year, the Company produced 2,827 ounces of gold and 62,629 ounces of silver which represented the Company's first quarter of production from the Ocampo mine. The Company's loss per share in Q1 was $0.10 (March 31, 2006 - $0.05 per share).

The Company considers its production costs to be an anomaly to what is expected going forward. The Company adopted the accounting policy of allocating current mining costs, including applicable depreciation, depletion and amortization relating to mining operations through inventory. The Company was in the commissioning process in 2006 which resulted in a higher weighted average carrying cost of inventory at December 31, 2006. This has impacted production costs as higher weighted average costs are transferred to production costs as dore is produced from the heap leach pad. The Company believes that cash costs will normalize through the coming quarters as a lower weighted average cost of mining is applied to the inventory, and as operations reach optimal levels of production. During the quarter, the Company took a write-down of inventory of $5.7 million, and expensed $2.4 million of overheads as a result of lower than planned output. The write-down of inventory had the impact of increasing Ocampo non-GAAP cash cost per ounce by $162 per gold equivalent ounce.

Results of Operations

	Ocampo -	El Cubo -
Results of Operations – Q1 2007	Mexico	Mexico	Corporate	Total

Revenue from mining operations	$33,279,619	$10,220,295	-	$43,499,914
Gold ounces produced	28,877	7,924	-	36,801
Silver ounces produced	1,221,229	378,659	-	1,599,888
Gold ounces sold	27,813	7,924	-	35,737
Silver ounces sold	1,061,405	378,659	-	1,440,064
Net earnings/(loss) before other items	($4,897,350)	($3,244,512)	($2,542,930)	($10,684,792)
Production costs	$29,583,563	$7,856,855	-	$37,440,418
Refining costs	$362,086	$112,218		$474,304
Amortization and depletion	$7,382,498	$5,206,416	$17,084	$12,605,998
Total cash costs (per gold equivalent	$596	$508	-	$575
ounce) (1) – US$
Total cash cost per gold ounce	$563	$363	-	$519

(1) Total cash cost per ounce is calculated by dividing production costs and refining costs over gold equivalent ounces sold. Gold equivalent ounces are calculated based on actual sales.

Gammon Lake Resources Inc.
Management Discussion and Analysis
For the three months ended March 31, 2007

Operational Review

Ocampo Mine – Open Pit

2007
Operational Data – Open Pit	Q1

Tonnes of ore mined	1,604,496
Underground mine tonnes placed
on heap leach pad	39,474
Total tonnes of ore processed
placed on heap leach pad	708,496
Waste to ore ratio	2.41:1
Average grade of gold processed	0.69
(grams per tonne)
Average grade of silver
processed (grams per tonne)	26.82
Gold ounces produced	14,531
Silver ounces produced	390,157
Gold ounces sold	14,531
Silver ounces sold	390,157

The Company mined 1,604,496 tonnes of ore, and 3,863,230 tonnes of waste, or a 2.41:1 strip ratio during the first quarter of 2007. The Company processed a total of 708,496 tonnes of ore to the heap leach pad. The average grade of ore placed on the pad was 0.69 grams per tonne gold, and 26.82 grams per tonne silver. The Company encountered some maintenance issues with its crushing facility which impaired projected production to the heap leach pad.

Commencing in Q2, the Company is preparing to do pre-strip activities in the Plaza de Gallos and Refugio pits which will allow the Company to rejoin the two pits leading to a more consistent head grade to the crusher. This will also allow the Company to access the Picacho pit where the ore grade is higher and the strip ratio lower. The Company believes once the pre-strip activities are completed, the higher grade throughput will have a positive financial impact.

The heap leach pad continues to show improvements on recoveries. The Company has seen both gold and silver recoveries increase substantially from previous results. The gold recoveries are currently estimated at 96% of the amount predicted, and the silver recoveries are 85% of the amount predicted. During previous quarters, the Company had encountered longer recovery times with the silver under leach – therefore the recent results are very positive. The Company has completed several column tests, and results indicate that on average the column test leach times slightly exceeded the feasibility study model of 140 days of leaching. However, beyond 140 days the Company can expect an additional 5-6% recovery on both gold and silver in years 1 through 3.

The Company will commence installing a fourth crusher in the heap leach crushing circuit over the coming months. The additional crusher will expand the capabilities of the crushing unit by an additional 1,500 tonnes per day. The Company made this decision since mining in the Open Pit has always exceeded the capabilities of the crushing facility. The approximate capital costs associated with this project will be $2.5 million. This will allow the Company to achieve production output of approximately 13,000 tonnes per day on the heap leach pad.

The Company has stockpiled 2,769,392 tonnes of low grade material in stockpile with average grades of 0.25 grams per tonne gold and 5.1 grams per tonne silver that may be processed at some point in the future.

Gammon Lake Resources Inc.
Management Discussion and Analysis
For the three months ended March 31, 2007

Ocampo Mine - Underground

2007
Operational Data – Ocampo	Q1
Underground
Tonnes of ore mined	88,127
Tonnes of ore processed	116,664
Average grade of gold
processed (grams per tonne)	3.45
Average grade of silver
processed (grams per tonne)	193.41
Gold ounces produced/in
process	14,346
Silver ounces produced/in
process	831,072
Gold ounces sold	13,282
Silver ounces sold	671,248

The Underground operations have continued to expand throughout the quarter. The Company currently has in excess of 28 kilometres of underground tunneling complete, comprised of 44 stopes in various stages of development. During the quarter, the Company extracted 88,127 tonnes of ore from the Underground. The Company has commenced procuring additional underground equipment, as it transitions mining methods to some long-hole mining. The Company believes that it will realize efficiencies by moving some stoping to long-hole mining by enhancing its ability to use fully mechanized mining methods.

The mill processed 116,664 tonnes of ore with a weighted average grade of 3.45 grams per tonne gold, and 193.41 grams per tonne silver, or 7.40 gold equivalent grams per tonne. The mill functioned at 86.4% capacity, and downtime was a result of adverse weather conditions in January and minor maintenance issues. In January, the Ocampo region experienced snowfall which impaired delivery of key consumables to the mine, including diesel fuel.

The mill has been providing feasibility study level recoveries of 96% on gold, and 93% on silver. Overall costs in the mill are expected to reduce significantly. The Company continues to review power distribution costs to the mill which are resulting in a higher processing cost per tonne. A power distribution specialist was engaged to review the power grid, and the Company will immediately implement suggested remediations. The Company has also been using sodium metabisulfite to destruct cyanide, and is awaiting its operational permit for sulphur which will also reduce processing costs. The shaft is nearing completion, and is expected to be commissioned in Q3 2007. Once the shaft is completed, this will also reduce ore haulage costs.

The Company is also in the process of expanding the current mill design. A number of key components of the mill were engineered to produce 3,000 tonnes per day. The Company plans to install a third tailings filter press in Q3 2007, which will allow the mill to produce 2,000 tonnes per day. The Company has ordered the filter press and is finalizing the labour contract to commence this work. The Company estimates the capital cost of the filter press to be $2.5 million. The Company will aggressively develop the underground operations over 2007 and 2008, and is targeting 3,000 tonnes per day of production in 2009.

Gammon Lake Resources Inc.
Management Discussion and Analysis
For the three months ended March 31, 2007

El Cubo Mine

Operational Data – El Cubo	Q1

Tonnes of ore mined and
processed	122,779
Average grade of gold processed
(grams per tonne)	2.47
Average grade of silver processed
(grams per tonne)	117.78
Recoveries – Au	86.03%
Recoveries – Ag	86.29%
Gold ounces produced and sold	7,924
Silver ounces produced and sold	378,659

During the first quarter of 2007, the Company produced 7,924 ounces of gold and 378,659 ounces of silver. Revenues from mining operations during the first quarter totaled $10,220,295, and production costs totaled $7,856,855. During the first quarter, the Company processed lower grade material through the mill primarily related to the mine plan which impaired production based on internal targets of 7,000 gold equivalent ounces per month. In the short term, the Company has compensated for lower grades by increasing the tonnes of material mined.

The long term focus has been on development of higher grade mineralization zones. The Company has been investing funds in development and exploration activities, and in the first quarter advanced its exploration activities by completing 9,160 metres of underground and surface drilling. There have been some positive developments, including some higher grade sections in the La Loca-Dolores area. In January, 2007, the Company announced positive drill results from the El Cubo Mine, including Hole C-417 drilled on the La Loca structure returning grades of 72.74 grams per tonne gold and 703 grams per tonne silver over an interval of 2.5 metres. The Company also announced a newly discovered offshoot of the Imaculada Vein; the Ciento Sententa Ocho Vein which represents a new exploration area of particular significance. Initial exploration drilling on this structure has returned 8 intersections in 5 holes with a weighted average of 2.4 metres grading 10.81 grams per tonne gold and 753 grams per tonne silver.

The Company has been evaluating the economic impact of old mine stope fill. Preliminary work has suggested that mineralization exists in the fill, and the Company is doing further work through sampling the areas. In some areas, the Company has encountered samples up to 2.5 equivalent grams per tonne gold. As part of the Las Torres agreement, the Company has a 2,200 tonne per day mill which is on care and maintenance and has recently begun processing ore from these areas through the mill.

Gammon Lake Resources Inc.
Management Discussion and Analysis
For the three months ended March 31, 2007

Expenses

	Three months	Three months
	ended	ended
	March 31	March 31
	2007	2006

General and administrative	$3,663,986	$2,322,914
Amortization and depletion	$12,605,998	$689,421

General and administrative costs increased from 2006 due to ongoing costs associated with the general support of the Company's expanding operations. Included in general and administrative expenses is a charge of $303,563 related to stock based compensation (March 31, 2006 - $Nil).

Amortization and depletion, which relates to mining activities increased to $12,605,998 for the quarter, compared to $689,421 for the three months ended March 31, 2006, primarily as a result of the increased mining activities and assets being commissioned in mid 2006. The acquisition of Mexgold Resources Inc. and the resulting fair value allocation to those assets accounted for the increase as well.

Other Income (Expense)

	Three months	Three months
	ended	ended
	March 31	March 31
	2007	2006

Interest on long term debt	($2,485,616)	($428,206)
Foreign exchange (loss)	($1,627,258)	($502,009)
Gain on equity investment	$-	$349,949
Interest and sundry	$53,283	$63,417

Interest on long term debt increased to $2,485,616 in the first quarter 2007 from $428,206 in 2006. The Company secured the $120 million credit facility with Scotia Capital and Societe Generale in October, 2005, and the resulting interest relates to the debt facility drawings during the year. Subsequent to year end, the Company repaid $120 million with proceeds received from the public offering of 10,000,000 common shares at a price of C$20.00 per common share.

Foreign exchange loss increased to $1,627,258 (March 31, 2006 - $502,009) as a result of the translation of the Company's operations from Mexican pesos to US dollars. The Company will continue to experience foreign currency fluctuations as a result of fluctuations between the US and Canadian dollars and the Mexican peso.

The Company earned interest on short-term investments and sundry income of $53,283 (March 31, 2006 - $63,417) during the quarter.

Gammon Lake Resources Inc.
Management Discussion and Analysis
For the three months ended March 31, 2007

Income taxes (recovery)

During the quarter ended March 31, 2007, the Company recorded a future income tax recovery of $4,487,737 (March 31, 2006 - $111,809). The Company has implemented tax planning initiatives resulting in the differences between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward, being more likely than not realized in the future.

The Company has sufficient loss carryforwards in Mexico and Canada which lower the effective tax rate to zero. Future income tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward and are measured using the substantively enacted tax rates that will be in effect when the differences are expected to reverse or when unclaimed losses are expected to be utilized.

Non-GAAP Measure – Total Cash Cost per Gold ounce Calculation

The Company reports total cash costs on a sales basis. This is a common performance measure but does not have any standardized meaning in the gold mining industry, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes, in addition to conventional measures prepared in accordance with GAAP, certain investors use such non-GAAP information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is not intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mine to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided formal reconciliations of these statistics. The following table provides a summary of total cash costs per ounce to the financial statements:

March 31, 2007

Production costs per financial statements	$37,440,418
Refining costs per financial statements	$474,304

$37,914,722

Divided by gold equivalent ounces sold	65,844
Total cash cost per ounce – US $	$575
Total cash cost per gold ounce – US $	$519
  Gold equivalent ounces are calculated based on actual sales

Gammon Lake Resources Inc.
Management Discussion and Analysis
For the three months ended March 31, 2007

Liquidity

Subsequent to the quarter end, the Company took measures to improve its liquidity situation. The Company had financed the construction of the Ocampo Project commencing in October, 2005 utilizing a debt facility of a two-year revolving facility of $32,500,000, and a three year non-revolving facility of $87,500,000. On April 9, 2007, the Company announced that it filed a preliminary prospectus under the multi-jurisdictional disclosure system relating to the public offering of 10,000,000 common shares at C$20.00 per common share in Canada and the United States for gross proceeds of C$200,000,000. On April 24, 2007, the Company completed the public offering and repaid the $120,000,000 debt facility. The Company believes this strengthens the balance sheet, and allows the Company to immediately capitalize on investment and expansion opportunities.

The Company's balance of cash and cash equivalents as at March 31, 2007 was $2,571,010 (March 31, 2006 - $4,074,100).

Details of the Company's operating, financing and investing activities and long term debt agreement are provided below, and in conjunction with the financial statements and management discussion and analysis for the quarter ended March 31, 2007 and the three months ended March 31, 2006. Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity and capital resources will be substantially determined by the success or failure of the Company's exploration, development and construction programs on its mineral properties and its ability to obtain equity or other sources of financing.

Cash used in operations for the quarter ended March 31, 2007 was $9,260,068 (March 31, 2006 - $7,804,211). Receivable increases related to its value-added tax claims with the Mexican government. The Company continues to aggressively pursue the collection of these claims. The Company also reduced payables during the first quarter.

Investing activities for the quarter ended March 31, 2007 used cash of $11,165,376 (March 31, 2006 - $28,992,586), related to mining interests, related deferred costs and the acquisition of capital assets. During the first quarter of 2007, the remaining capital projects from feasibility study not completed are the water dam and the shaft. The water dam was completed in Q2 2007, and the shaft is expected to be commissioned in Q3 2007.

Financing activities for the quarter ended March 31, 2007 was $18,922,354 (March 31, 2006 - $31,990,228), and included borrowings of long term debt of $2,198,242 (March 31, 2006 - $23,207,742). The Company also has received proceeds of $17,411,647 (March 31, 2006 - $8,978,321) related to the exercise of stock options. The Company has 10,444,860 options in-the-money as at March 31, 2007 that would inject C$55,945,653 into the Company if exercised.

Project Development Review

Ocampo Mine

The Company will commence several capital projects in 2007 in order to increase production for 2008 and beyond. A fourth crusher will be installed at the existing crushing unit which will increase the crushing rate to approximately 13,000 tonnes per day. The estimated capital cost will approximate $2.5 million. The Company will also commence construction of phase two of its heap leach facilities. The current heap leach pad can hold approximately 5,000,000 tonnes of ore, and can be expanded to 10,000,000 tonnes of ore for approximately $2.5 million. The design and engineering for an additional 20 million tonnes of heap leach production have been completed, and the Company has budgeted $10.5 million in future years for the expansion. An additional push-back in the Picacho open pit will be commenced in 2007. The Company has budgeted $4.8 million for these activities in 2007 and $5.0 million in 2008. Sustaining capital for the Open Pit is approximately $7.0 million per year.

The Company is installing a third tailings filter in the mill which will allow the Company to process 2,000 tonnes per day. The estimated capital cost will approximate $2.5 million.

Gammon Lake Resources Inc.
Management Discussion and Analysis
For the three months ended March 31, 2007

The Underground mine will continue to be developed through 2007 where $4.7 million has been allocated for phase one. The primary focus of development will be on the potential second underground mine at Ocampo beneath the existing Open Pit. In 2003, the Company performed deep drilling beneath the Open Pit, some as deep as 300 metres below the depths of the ultimate pit. The results were encouraging, however the Company ceased drilling on this area due to the high costs associated with these deep drill holes. The Company now has a significant amount of data on the vein structures in the Open Pit, and has block modeled the veins to determine their lengths and widths. The Company has commenced driving a ramp, and is approximately 500 metres from intercepting the vein package below the open pit, and will be focused on the exploration and development in this area through the second half of 2007.

The shaft is nearing completion and the Company estimates that additional capital costs of $750,000 will be required to complete the shaft.

The Company has also committed $8 million to a drill program for 2007, of which $5 million is for Ocampo and $3 million for El Cubo.

El Cubo Mine

The Company is considering increasing the mill capacity at El Cubo from its existing 1,320 tonnes per day to 1,800 tonnes per day. The Company expects this could be completed in Q4 2007, and would cost approximately $2.0 million. The Company is reviewing the electrical upgrade, and the Comision Federal de Electricidad (CFE) has since agreed to provide the Company with a new 115kv line with complete lightning protection to eliminate some of the problems which occurred in Q3 2006. The Company expects this cost to approximate $2.4 million. The Company is also upgrading some of the underground mining equipment, and expects this to approximate $2.5 million.

Guadalupe y Calvo

The Company has performed a limited amount of drilling at Guadalupe y Calvo, however will be developing a drill program for 2007 based on the encouraging results of previous drill programs. To date, a total of 37 holes have been drilled, comprising approximately 10,000 metres of drilling. Gold and silver grades from all drill holes to date with intercepts above 3.0 grams per tone cut off, average 4.22 grams per tonne gold and 437 grams per tonne silver, over an average interval of 2.1 metres. The Guadalupe y Calvo project contains inferred resources of 1.08 million ounces of gold and 45.6 million ounces of silver. This estimate is based on exploration work completed on the Rosario and Nankin structures and does not address other mineralized structures on the property and potential for significant strike extensions that are known to be present within the project boundaries.

Long term debt

A summary of the Company's payments under its long term debt agreement with Soyopa are as follows:

Year
On or before November 23, 2007	US$ 3,500,000

In the event the Company sells or transfers title to the concessions to a third party, the US$3,500,000 or the principal amount remaining, becomes due. The long term debt is secured by a first charge over certain mineral properties, and is non-interest bearing.

Gammon Lake Resources Inc.
Management Discussion and Analysis
For the three months ended March 31, 2007

In October, 2005, May, 2006, and December, 2006, the Company secured a credit facility with Scotia Capital Inc and Societe Generale. The facility is secured and consists of a two-year revolving facility of $32,500,000, and a three-year non-revolving facility of $87,500,000. Interest is payable at prime rate plus 1.25% or in the case of US dollar advances, LIBOR + 2.25%. The Company has met all of the conditions precedent under the facility, and as at March 31, 2007 had drawn $120,000,000. On April 24, 2007 the Company repaid the debt facility with proceeds from the public offering of 10,000,000 common shares for gross proceeds of C$200,000,000. The $32,500,000 revolving credit facility remains available to the Company.

Contractual Obligations

A summary of the Company's contractual obligations is summarized as follows:

Contractual Obligations	Total	<1 year	1-3 years
Long term debt	$128,290,155	$78,054,146	$50,236,009
Interest on long term debt	$10,893,026	$3,595,849	$7,927,177
Capital leases	$5,409,855	$2,416,496	$2,993,359
Future purchase commitments	$Nil	$Nil	$Nil

Subsequent to the quarter end, the Company repaid the Scotia Capital and Societe Generale debt facility of $120,000,000. This has the impact of reducing the long term debt commitments and interest on long term debt listed above by $120,000,000 and $10,205,104 respectively. The Company does not have any contractual obligations which extend beyond 3 years.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors. The Company also pays a third party company related to a director for the provision of workers in our Mexican operations, and pays a mark-up of cost plus 13%. The Company also pays a third party company related to a director for the provision of mine consumables. The Company believes these costs are at fair market value. The total costs paid to the company for the provision of workers plus the mark-up of cost was:

	Three months	Three months
	ended	ended
	March 31	March 31
	2007	2006

Mining interests & production costs	8,384,005	5,812,634

	$8,384,005	$5,812,634

Gammon Lake Resources Inc.
Management Discussion and Analysis
For the three months ended March 31, 2007

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the above-noted transactions, which were in the normal course of operations. Directors and officers of the Company are entitled to hold management incentive stock options. The Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Company's common shares by the persons who are primarily responsible for the management and profitable growth of the Company's business, as well as to provide an additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Company. A consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Company's business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding company.

Critical Accounting Estimates

Management is required to make estimates and assumptions in the preparation of financial statements in conformity with generally accepted accounting principles. A description of the Company's significant accounting policies can be found in note 2 of the Company's consolidated financial statements.

Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in its annual filings, interim filings or other reports filed or submitted by it under provincial and territorial securities legislation or reports that it files or submits under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the applicable time periods, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. As of December 31, 2006 an evaluation was carried out for the first time, under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in Multilateral Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as a result of a material weakness identified in Gammon Lake's internal controls over financial reporting as described below, disclosure controls and procedures were not effective as of the end of the period covered by this annual report.

(b) Management's Report on Internal Control Over Financial Reporting

Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in Multilateral Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Gammon Lake's internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

We conducted an evaluation, under the supervision and with the participation of our management, including our CEO, our CFO and our management disclosure committee, of the effectiveness of our disclosure controls and procedures as of March 31, 2007, pursuant to Rule 13a-15(e) of the Exchange Act. Based on that evaluation, the CEO and CFO concluded that the Company's disclosure controls and procedures were not effective on that date. Accordingly, the Company performed additional analysis and procedures to ensure that its consolidated financial statements were prepared in accordance with Canadian GAAP. These procedures included monthly analytic reviews of subsidiaries' financial results, and quarterly certifications by senior management of subsidiaries regarding the accuracy of reported financial information. In addition, the Company performed additional procedures to provide reasonable assurance that the financial statements included in this report are fairly presented in all material respects.

Gammon Lake Resources Inc.
Management Discussion and Analysis
For the three months ended March 31, 2007

As of December 31, 2006, management assessed the effectiveness of the Company's internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). During this process, management identified a material weakness in internal control over financial reporting as described below. A material weakness, as defined under standards established in the United States by the Public Company Accounting Oversight Board's ("PCAOB") Auditing Standard No. 2, is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected. The Company had insufficient accounting personnel to appropriately review and approve non-routine and complex transactions. Specifically, this involved accounting for stock option expense and inventory valuation. This did not result in material errors in Gammon Lake's 2006 consolidated financial statements. However, this could have resulted in material adjustments to the financial statements and, as a result, there is a more than remote likelihood that a material misstatement of the annual or interim financial statements would not be prevented or detected. Since December 31, 2006, the Company has hired two additional Corporate Controllers to provide additional review and oversight to the Company's routine and non-routine accounting transactions, along with working with third party experts to provide additional support in the identification and accounting for non-routine transactions.

Because of the material weakness described above, management has concluded that as of December 31, 2006, the Company's internal controls over financial reporting were not effective. Notwithstanding the above-mentioned weakness, management has concluded that the Consolidated Financial Statements included in this report fairly present the Company's consolidated financial position and the consolidated results of operations, as of and for the period ending March 31, 2007.

(c) Management's Remediation Plan

Gammon Lake has addressed and will continue to address these control deficiencies by adding accounting and finance personnel with the requisite skills, who are being trained in the Company's reporting procedures and controls. The following are steps that the Company has taken and is taking to remedy the conditions leading to the above stated material weakness:

  The Company has hired 2 Corporate Controllers to provide additional review and oversight to the Company's routine and non-routine accounting transactions;

  The Company has engaged third party experts to provide additional support in the identification and accounting for non-routine transactions;

  The Company plans to hire additional accounting personnel with strong technical accounting skills to meet the growing needs of the Company's operations and accounting requirements.

Cautionary Note to US Investors

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. The term "resources" does not equate to the term "reserves", and U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Gammon Lake Resources Inc.
Management Discussion and Analysis
For the three months ended March 31, 2007

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Polices and Note 2: Basis of Presentation), which differ in certain material respects from accounting principles generally accepted in the United States of America (US GAAP). Differences between GAAP and US GAAP applicable to the Company are described in the Annual Information Form (AIF). The Company's reporting currency is in US dollars unless otherwise noted.

Cautionary Statement regarding Forward-Looking Statements

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and 10K Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Ocampo project; estimates regarding the future costs related to exploration at Ocampo; the nature and availability of additional funding sources; and future plans and objectives of Gammon Lake. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in the Company's annual information form. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.